Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Financial Results for the Second Quarter of 2014

Tel Aviv, Israel – August 13, 2014 – RiT Technologies Ltd. (NASDAQ CM: RITT), a leading provider of Intelligent Network & Infrastructure Management solutions and Structured Cabling Solutions for enterprises, and a developer of an innovative indoor optical wireless solution,  today announced its unaudited financial results for the second quarter and first six months ended June 30, 2014.

Financial Results for the Second Quarter 2014

o	Revenues for the second quarter of 2014 reached $1.7 million. Gross margin for the period was 31%.

o
Net loss for the second quarter of 2014 (including $295,000 in stock-based compensation expenses) was $2.6 million, or $0.20 per (basic and diluted) share, compared with a net loss of $1.6 million, or $0.18 per (basic and diluted) share in the second quarter of 2013 (including approximately $141,000 in stock-based compensation expenses).

Recent Developments

o	Launched extensive line of high-bandwidth structured copper cabling solutions for enterprise customers in India and China and are expanding its sales force in both markets;

o	Continued development of CenterMind™ DCIM solution with the release of its latest upgrade that provides full support for PatchView+™, the RiT next-generation IIM solution.

o	Appointed MaxQueen to be new national distributor for structured cabling solutions and products in China and are working together to increase RiT’s presence in the Chinese market;

o	Signed a distribution agreement with Blue Helix to distribute the full range of RiT products and focusing on the PatchView+ Intelligent Infrastructure Management (IIM) solution;

o
Completed installation of BeamCaster wireless network for Soarsky Telecommunication Co., a leading software and IT company in Shenzhen, China, and are continuing to expand the scope of Beamcaster implementations, focusing on the Chinese market where there is high demand for secured high speed communication in office-space environments. Beamcaster brings the speed of fiber to wireless communications via a secured connection.

o	Completed deployment of the communications network at Moscow’s new Spartak Stadium that will host the 2018 FIFA World Cup.

“During the second quarter we experienced some macroeconomic headwinds in key emerging markets that put pressure on our sales channels and impacted quarterly results.  As a result, a number of new orders from existing customers were pushed into the second half of this year.  Through the remainder of 2014 and in 2015, we expect to see sales improvement,” commented Motti Hania, RiT’s President and CEO.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

“Mr. Hania continued, "Our strategic plan strongly positions RiT for future growth, highlighted by the expansion of our structured cabling offering into India and China, developing our DCIM solution and integrating it with our latest-generation IIM solution, and adding new distribution partners in the UK and in China.  We also believe there are opportunities to further penetrate Brazil and Russia, two established RiT markets where we have strong local representation and have achieved recent success deploying communications networks."

Mr. Hania concluded, "These initiatives, together with effective execution and the continued rollout of Beamcaster, will position RiT Technologies for growth as macro-conditions in our key target markets improve.”

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our Beamcaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
ritt@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Sales	1,674	3,133	3,690	4,904

Cost of sales	1,151	2,007	2,355	3,144

Gross profit	523	1,126	1,335	1,760

Operating expenses

Research and development, net	786	841	1,473	2,389
Sales and marketing, net	1,007	994	2,163	2,212
General and administrative	1,298	866	2,133	1,578
Total operating expenses	3,091	2,701	5,769	6,179

Operating loss	(2,568)	(1,575)	(4,434)	(4,419)

Financing loss, net	(23)	(20)	(49)	(57)

Loss before income tax expense	(2,591)	(1,595)	(4,483)	(4,476)
Taxes on income

Net Loss	(2,591)	(1,595)	(4,483)	(4,476)

Net Loss Per Share - Basic and Diluted	(0.20)	(0.18)	(0.35)	(0.54)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	12,763,218	8,733,387	12,763,218	8,233,649

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,130	5,194
Trade receivables, net	2,232	3,839
Other current assets	505	237
Inventories	4,356	3,647
Total Current Assets	8,223	12,917

Assets held for severance benefits	1,246	1,161
Property and equipment, net	474	500

Total Assets	9,943	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	1,196	1,878
Other payables and accrued liabilities	1,801	1,933
Total Current Liabilities	2,997	3,811

Principal shareholder convertible loan	2,000	2,000
Liability in respect of employees' severance benefits	1,482	1,338
Total Liabilities	6,479	7,149

Commitments and Contingencies

Shareholders' Equity:
Share capital	2,782	2,782
Treasury stock	(27)	(27)
Additional paid-in capital	67,460	66,942
Accumulated deficit	(66,751)	(62,268)
Total Shareholders' Equity	3,464	7,429

Total Liabilities and Shareholders' Equity	9,943	14,578